Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Experts,” “Summary Historical and Pro Forma Consolidated Financial and Operating Data,” and “Selected Historical Consolidated Financial and Operating Data,” and to the use of our report dated May 2, 2008, except for Note 1 (as it pertains to segment disclosure and the impact of the recapitalization of the Company) and Note 7, as to which the date is February 15, 2010, and except for the effect of the reorganization of the Company from a limited liability company to a corporation as disclosed in Notes 1, 10, 11, and 12 and the guarantor subsidiaries’ condensed financial information as disclosed in Note 16, as to which the date is August 5, 2010, in this Registration Statement (File No. 333-170499) and related Prospectus of Express, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

Columbus, Ohio

December 9, 2010